Exhibit 99.3

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Letter to Shareholders and Notice
of Annual General Meeting 2006

This document is important. If you are in any doubt about what action you should take you are recommended to consult your financial adviser.

If you have sold or transferred all your Ordinary Shares, you should send this document, together with the Annual Report and Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

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13 March 2006

Dear Shareholder

Annual General Meeting 2006
I am pleased to send you the Notice of this year’s Annual General Meeting of Shareholders which will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 24 May 2006 at 11:00 am.

I thought it would be helpful to explain the background to Resolutions 2, 4, 11, 12, and 13 set out in the Notice, which begins on page 3.

Resolution 2: Approval of the Remuneration Report As a listed company, ICI is required to submit its Directors’ Remuneration Report for Shareholder approval.

A comprehensive statement of remuneration policy and specific details of individual Directors’ remuneration is set out in the Directors’ Remuneration Report on pages 42 to 52 of the Report and Accounts. A summary of the same is set out in the Annual Review on pages 18 and 19.

The Board considers that Executive remuneration plays a key role in supporting the achievement of the Company’s overall performance objectives. Accordingly, and in compliance with legislation, Shareholders will be invited to approve the Directors’ Remuneration Report.

Resolution 4: Re-election of Lord Butler
Resolution 4 provides for the re-election of Lord Butler. All Directors are subject to re-election by Shareholders at least every three years. Subject to satisfactory performance, Non-Executive Directors are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. On this basis, Lord Butler would ordinarily have stepped down from the Board at the end of the Annual General Meeting in 2005. However, the Board has asked Lord Butler to remain on the Board as Senior Independent Director for a further period. In accordance with the policy set out on pages 35 and 36 of the Report and Accounts, this will be subject to his standing for annual re-election by Shareholders. Shareholders will, therefore, be invited to re-elect Lord Butler as a Director of the Company.

Resolution 11: Share Capital – Authority to allot shares
Resolution 11 is to give the Directors the continued authority to allot unissued shares in the capital of the Company, with a total nominal value of up to £207,576,940 (which represents approximately 17% of the issued share capital of the Company). This authority is intended to last until the Annual General Meeting in 2007, it being the intention to renew it at that, and each subsequent, Annual General Meeting.

The Directors have no present intention to issue any shares under the authority being sought, except in connection with the Company’s existing employee share schemes, or the possible use of Treasury Shares. The Company did not hold any shares as Treasury Shares as at 24 February 2006.

Resolution 12: Share Capital – Disapplication of pre-emption rights
Resolution 12 will only be proposed if Resolution 11 is passed. Resolution 12 would, as in previous years, renew the Directors’ power to allot shares of up to a total nominal value of £59,621,153 (representing 5% of the issued share capital of the Company) for cash, without having to offer them to Shareholders in proportion to their existing holdings. Again, as in previous years, it would also empower the Directors to issue shares in connection with a rights issue and take certain practical steps to facilitate such an issue.

Resolution 13: Purchase of own shares by the Company
This Resolution would renew the authority for the Company to purchase its own shares in the market, up to a limit of 10% of the issued Ordinary Shares, in the period up to the Annual General Meeting in 2007. The minimum and maximum prices for such a purchase are set out in the Resolution. The Directors have no present intention of exercising this authority and would not do so unless they were satisfied that such purchase would result in an increase in expected Earnings Per Share, and would be in the interests of Shareholders generally. Any shares purchased under this authority would be cancelled. The Board does not intend that any such shares would be held as Treasury Shares.

There are outstanding options to subscribe for a total of 12,617,326 shares in the Company. That number of shares represents 1.06% of the Company’s existing issued share capital. If the Company were to exercise in full the authority to purchase its own shares proposed in Resolution 13, the 12,617,326 shares for which there are outstanding options to subscribe would represent 1.18% of the Company’s existing issued share capital, as reduced by those purchases.

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Re-election and election of Directors
Biographical details of those Directors who are proposed for re-election or election appear in Appendix I on pages 7 to 9 of this document. I hope you will find these helpful.

Proxy appointment
It would be very much appreciated if you would complete and return the enclosed form of proxy to the Company’s Registrar as soon as possible and, in any event, not later than 11:00 am on Monday, 22 May 2006. The return of the proxy form will not prevent you from attending the Annual General Meeting and voting in person if you wish to do so. Alternatively, you can register your proxy vote electronically, either via the internet, or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Further details are provided in the Notes to this letter on page 5.

Voting Procedure
Continuing the voting procedure adopted for Shareholder meetings held since 2002, the Resolutions at this Annual General Meeting will be put to a poll, rather than a show of hands. As the adoption of resolutions at General Meetings of the Company is important, we wish to make sure that there is an accurate record of the votes cast by all Shareholders, and that the vote is not restricted to only those Shareholders who are able to attend the Meeting.

The Company has a large number of Shareholders, the majority of whom are not able to attend the Annual General Meeting. The Board feels strongly that a poll vote gives fairer weight to the views of all Shareholders and that a broad representation of views is essential to ensure maximum involvement on the part of all Shareholders in the Company’s decision-making process.

Questions at the Annual General Meeting
As is usual at the Annual General Meeting, I shall be inviting questions from Shareholders present at the Meeting. It would be helpful to have a note of the details of the proposed questions in advance, although this is not obligatory. Questions may be sent by post to the Company Secretariat at ICI’s Registered Office or by e-mail to cosec@ici.com. Shareholders who attend the Meeting may, if they prefer, also leave a written question in the question box which will be available at the Meeting. We will provide individual replies to these questions after the Meeting.

Recommendation
The Directors consider all these Resolutions to be in the best interests of the Shareholders as a whole and unanimously recommend that you vote in favour of them, as the Directors shall in relation to their own shareholdings.

Thank you for your continued support of the Company.

Yours sincerely

Peter B Ellwood, CBE
Chairman

Imperial Chemical Industries PLC Registered in England No 218019 Registered Office 20 Manchester Square London W1U 3AN

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Notice of Annual General Meeting 2006

The Annual General Meeting of Imperial Chemical Industries PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, on Wednesday, 24 May 2006 at 11:00 am for the following purposes:

1	Report and Accounts
To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2005 (“the Report and Accounts”).

2	Remuneration Report
To approve the Directors’ Remuneration Report contained in the Report and Accounts.

3	Dividends
To confirm the first and second interim dividends.

4-7	Re-election of Directors
To re-elect the following Directors who are retiring:

	4	Lord Butler;
	5	Mr P B Ellwood;
	6	Mr R N Haythornthwaite; and
	7	Dr J D G McAdam.

8	Election of Director
To elect Mr A J Brown as a Director.

9	Re-appointment of Auditor
To re-appoint KPMG Audit Plc as Auditor.

10	Remuneration of Auditor
To authorise the Directors to agree the Auditor’s remuneration.

11	Authority to allot shares
To consider the following Resolution as an Ordinary Resolution:

“That the Directors be generally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80) up to an aggregate nominal amount of £207,576,940. This authority shall expire at the close of the Annual General Meeting of the Company to be held in 2007, except that the Company may before then make an offer or agreement which would or might require relevant securities to be allotted after that date and the Directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.”

12	Disapplication of pre-emption rights
Subject to the passing of Resolution 11, to consider the following Resolution as a Special Resolution:

“That the Directors be generally empowered pursuant to Section 95 of the Companies Act 1985 (“the Act”) to allot equity securities (within the meaning of Section 94(2) of the Act) for cash, pursuant to the authority conferred by the Resolution numbered 11 in the Notice of the Meeting, as if Section 89(1) of the Act did not apply to the allotment. This power:

	a)	expires at the close of the Annual General Meeting of the Company to be held in 2007, but the Company may before then make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

	b)	shall be limited to:

(i) the allotment of equity securities of the Company in proportion (as nearly as may be) to existing holdings of Ordinary Shares of £1 each in the capital of the Company, but subject to such exclusions or other arrangements as the Directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £59,621,153.”

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13	Purchase of own shares by the Company
To consider the following Resolution as a Special Resolution:

“That the Company be unconditionally and generally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of £1 each in the capital of the Company provided that:

	a)	the maximum number of Ordinary Shares hereby authorised to be acquired is 119,242,306;

	b)	the minimum price which may be paid for any such share is £1;

	c)	the maximum price which may be paid for any such share is an amount equal to 105 per cent of the average of the middle market values for the Ordinary Shares in the capital of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

	d)	this authority shall expire at the close of the Annual General Meeting of the Company to be held in 2007; and

	e)	a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.”

By Order of the Board

Andy Ransom
Company Secretary

13 March 2006

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Notice of Annual General Meeting 2006

continued

Notes
i)	A Member of the Company may appoint one or more proxies (whether Members or not) to attend and, on a poll, to vote instead of the Member. The form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, must be deposited with the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6NB, not less than 48 hours before the time for holding the Annual General Meeting.

ii)	Shareholders who would prefer to register the appointment of their proxy electronically via the internet should do so through the Sharevote website, www.sharevote.co.uk, using their personal Authentication Reference Number (this is the series of 24 numbers printed above the signature box on the Proxy Form). Alternatively, Shareholders who have already registered with Lloyds TSB Registrars’ online service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on “Company Meetings”. Full details and instructions on these electronic proxy facilities are given on the respective websites.

iii)	Holders of ICI American Depositary Receipts (ADRs) may also vote their proxies via the internet. If you hold ICI ADRs in your own name and would like to vote your shares online, you will need to register by visiting www.eproxyvote.com/ici and completing the online consent form. If you have deposited ICI ADRs with a bank or brokerage account that holds the shares on your behalf in its name, you may vote online by visiting www.proxyvote.com and following the simple enrolment instructions.

iv)	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

v)	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

vi)	CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as may be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

vii)	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

viii)	The Company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company at 10:00 pm on 22 May 2006 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 10:00 pm on 22 May 2006 will be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

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ix)	An Ordinary Resolution is passed by a majority of more than 50 per cent of the votes cast. A Special Resolution is passed by a majority of at least 75 per cent of the votes cast.

x)	The following will be available for inspection at ICI’s Registered Office, 20 Manchester Square, London W1U 3AN, between 9:00 am and 5:00 pm on business days from the date of this Notice until the conclusion of the Annual General Meeting and on 24 May 2006, the day of the Annual General Meeting, at the Queen Elizabeth II Conference Centre from 9:30 am until the conclusion of the Meeting:

	1	A statement of transactions of Directors (and their family interests) in the share capital and debentures of the Company and any of its subsidiaries;

	2	Copies of all contracts of service under which Directors of the Company are employed by the Company or any of its subsidiaries; and

	3	Copies of indemnities issued by the Company in favour of Directors of the Company.

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Appendix I

Re-election and election of Directors:
biographical details

Biographical details of Directors retiring in accordance with Group policy or under the Company’s Articles of Association and recommended for re-election or election at the Annual General Meeting to be held on 24 May 2006:

Retiring in accordance with the Group policy on Non-Executive Directors’ periods of office (stated on pages 35 and 36 of the 2005 Annual Report and Accounts):

Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Appointed a Non-Executive Director on 1 July 1998. Since 1 January 2002 he has been the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats (Literae Humaniores) from University College, Oxford, Lord Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers (Rt. Hon. Edward Heath 1972-74, Rt. Hon. Harold Wilson 1974-75 and Rt. Hon. Margaret Thatcher 1982-85).

In 1985 Lord Butler became second Permanent Secretary, Public Expenditure, HM Treasury, and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service. He retired from the Civil Service in 1998.

He is currently Master of University College, Oxford, and a Non-Executive Director of HSBC Holdings plc. In 1999 he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the UK Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Rhodes Trust, a Visitor of the Ashmolean Museum and a member of the Marsh & McLennan International Advisory Board.

The Chairman, on behalf of the Board, confirms that following a formal performance evaluation, Lord Butler’s performance continues to be effective and demonstrates full commitment to his role both as a Non-Executive Director and as Senior Independent Director, including an appropriate commitment of time for Board and Committee meetings and other duties required of him. Aged 68.

Retiring under Article 96:
(Rotation of Directors)

Mr P B Ellwood, CBE
Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989 he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997 until his retirement in 2003. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the Order of the British Empire for services to banking in 2001 and is a Fellow of the Chartered Institute of Bankers. He has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Foundation and The Work Foundation of Great Britain. He is also a Director of the Royal Philharmonic Orchestra and Deputy Chairman of the Royal College of Music. In September 2005 he was appointed a Non-Executive Director of First Data Corporation, Inc.

In his business career Peter Ellwood has been a leader in driving structural change and efficiency improvement and he brings to his role as Chairman extensive business experience, energy and determination.

The Senior Independent Director, on behalf of the Board, confirms that following a formal performance evaluation, the Chairman’s performance continues to be effective and demonstrates full commitment to his role, including an appropriate commitment of time for Board and Committee meetings and other duties required of him. Aged 62.

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Mr R N Haythornthwaite
Appointed a Non-Executive Director on 20 February 2001. He is Chairman of the ICI Remuneration Committee.

A graduate of The Queen’s College, Oxford with a degree in Geology and a Sloan Fellow of the Massachusetts Institute of Technology, Richard Haythornthwaite has over 25 years of international industry experience covering a broad mix of strategic and operational roles.

He has extensive experience in organisational and cultural change leadership, cost reduction programmes, results-driven performance initiatives and negotiating and executing acquisitions and divestments worldwide.

Richard Haythornthwaite’s career began with BP plc where he held a variety of positions in its European and American operations from 1978 to 1995, including General Manager of the Magnus Oilfield and President of BP Venezuela.

In 1995 he joined the Board of Premier Oil, where he was responsible for corporate and commercial affairs, and two years later joined Blue Circle Industries plc as Chief Executive of Heavy Building Materials in Europe and Asia. He was appointed Group Chief Executive of Blue Circle in 1999. Following its acquisition of Blue Circle in 2001, he became a Non-Executive Director of Lafarge S.A., standing down from that Board in July 2003. From 1999 to 2003 he was a Non-Executive Director of Cookson Group plc. In addition, from 2001 until 2005, Richard Haythornthwaite was Group Chief Executive Officer of Invensys plc.

He is currently Managing Director of Star Capital Partners and Chairman of the Better Regulation Commission. In addition, he is Chairman of the Almeida Theatre Company Limited, Trustee of NMSI and a Board Member of the British Council.

The Chairman, on behalf of the Board, confirms that following a formal performance evaluation, Richard Haythornthwaite’s performance continues to be effective and demonstrates full commitment to his role both as a Non-Executive Director and as Chairman of the Remuneration Committee, including an appropriate commitment of time for Board and Committee meetings and other duties required of him. Aged 49.

Dr J D G McAdam
Appointed a Director on 1 March 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in Chemical Physics and, after completing his doctorate, was awarded a research fellowship.

In 1974 he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993 he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemicals businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. The Board believes that the combination of knowledge, drive and leadership he is bringing to bear on the issues facing ICI is serving both the Company and its shareholders well.

Until September 2005, John McAdam was a Non-Executive Director of Severn Trent Plc. He was appointed as Senior Independent Director of J Sainsbury plc on 1 September 2005. In addition, he is a member of the University of Surrey Business Advisory Board and a member of the University of Cambridge Chemistry Advisory Board. Aged 57.

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Retiring under Article 102:
(Election of Directors)

Mr A J Brown
Appointed a Director and Chief Financial Officer on 14 November 2005.

Alan Brown read law at Liverpool University and was called to the Bar in 1981. He is also a member of the Chartered Institute of Management Accountants.

He joined Unilever in 1980 and during the first seven years of his career worked in Birds Eye Walls in the UK. After four years in Mergers & Acquisitions, Treasury and Investor Relations at Unilever Head Office, Alan returned to Birds Eye Walls as Finance and Commercial Director in 1991.

In 1994 he moved to Unilever Food & Beverages, Europe, as Senior Vice President, Finance and Information Technology. In 1997 he moved to Asia as Executive Chairman, Unilever Taiwan and then, in 2001, assumed the role of Executive Chairman, Unilever China and, subsequently, of Unilever Hong Kong, as well.

Alan Brown has had a distinguished career as a senior finance professional and general manager within Unilever and possesses a considerable breadth of commercial and international experience, having worked extensively in Asia and continental Europe. Aged 49.

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General information

Venue & Date
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 24 May 2006.

Time
The doors will open at 9:30 am and the Annual General Meeting will start promptly at 11:00 am.

Mobile phones, cameras, tape recorders
Please note that mobile phones, laptop computers, cameras, tape recorders and similar equipment must be turned off prior to entering the Annual General Meeting. For security reasons, all hand baggage may be subject to examination. Briefcases, umbrellas and bulky items must be deposited in the cloakroom.

Disabled persons
Special arrangements have been made to offer every assistance to disabled persons. If you have a companion to assist you, he/she will be admitted to the Annual General Meeting as a guest. Guide dogs will also be permitted. The auditorium has an induction loop system for those who are deaf or hard of hearing. There will also be a sign language interpreter to provide a simultaneous signing of the proceedings of the Meeting.

First aid
First aid facilities are available. Please ask any ICI member of staff for assistance.

Emergency precautions
An announcement will be made if there is a fire warning or other emergency. Emergency exits are clearly marked around the auditorium. In the case of a medical emergency, please contact an ICI member of staff.

Refreshment
Light refreshments will be available before and after the Annual General Meeting.

Important
If you have any questions about the Annual General Meeting, or if you need any assistance, please telephone the Annual General Meeting enquiry line on 020 7009 5398 from Monday, 24 April 2006.

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